UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11609

Toys “R” Us, Inc.

(Exact name of registrant as specified in its charter)

One Geoffrey Way

Wayne, New Jersey 07470

(973) 617-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

Common Stock Purchase Rights

Equity Security Units

7.375% Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 par value: 277

Common Stock Purchase Rights: None

Equity Security Units: None

7.375% Notes due 2018: 52

Pursuant to the requirements of the Securities Exchange Act of 1934, Toys “R” Us, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2018	Toys “R” Us, Inc.
(Registrant)

	By:	/s/ James M. Young
		Name:	James M. Young
		Title:	Executive Vice President, General Counsel and Corporate Secretary

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